Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES IT HAS FILED FOR VOLUNTARY LIQUIDATION OF ITS SOLE OPERATING SUBSIDIARY AND IS COMMENCING STEPS TO PLACE ITSELF INTO VOLUNTARY LIQUIDATION

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Following a thorough review of all strategic alternatives, ASLAN Pharmaceuticals Pte Ltd, the sole operating subsidiary of ASLAN Pharmaceuticals, has filed for voluntary liquidation
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Quantuma (Singapore) Pte Limited International has been appointed as the official liquidator and will seek potential strategic alternatives for the Company’s development programs, eblasakimab and farudodstat

San Mateo, California, and Singapore, July 17, 2024 – ASLAN Pharmaceuticals (“ASLAN” or the “Company”), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that its Singapore-incorporated, sole operating subsidiary, ASLAN Pharmaceuticals Pte Ltd (“ASLAN SG”), has filed for voluntary liquidation. The decision follows a comprehensive review by the Board of the Company of ASLAN SG’s financial position and strategic alternatives. Effective immediately, all employees of ASLAN SG and fellow subsidiary ASLAN Pharmaceuticals (USA) Inc. have been terminated.

By a resolution in writing passed by the directors of ASLAN SG on July 17, 2024, it was resolved that ASLAN SG cannot by reason of its liabilities continue its business, and Mr Luke Anthony Furler and Mr Tan Kim Han of Quantuma (Singapore) Pte Limited were appointed as joint and several provisional liquidators (“Provisional Liquidators”) of ASLAN SG. The Provisional Liquidators will be responsible for the orderly winding up of ASLAN SG’s affairs, including seeking potential strategic alternatives for its development programs and the Company’s primary assets, eblasakimab and farudodstat, settling outstanding obligations, and distributing any remaining proceeds, if any, to creditors and shareholders, including the Company, in accordance with Singaporean law.

Following the resolution in writing of the directors of ASLAN SG, the Board of the Company also resolved by a resolution in writing that the Company cannot by reason of its liabilities continue its business and that the Company will apply for liquidation under Cayman law procedures.

As previously disclosed on July 15, 2024, the Company has received a staff delisting determination from the Nasdaq Stock Market due to its failure to meet continued listing requirements, and determined not to request a hearing before the Nasdaq Hearings Panel. As such, the Company expects its American Depository Shares (“ADSs”) will be suspended from trading in due course with trading moved to the over-the-counter market.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s orderly winding up, business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, the Company’s orderly winding up process, as well as unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; and changes in the competitive landscape. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Contact

Luke Furler Quantuma International Phone: (SG) +65 9821 4124/ (HK) +852 8170 3838 Email: Luke.Furler@quantuma.com